

Mail Stop 3030

October 20, 2017

Via E-mail
David I. Rosenthal
Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

  Re: **UQM Technologies, Inc.**
     Form 10-KT for the Transition Period Ended December 31, 2016
     Filed March 30, 2017
     File No. 001-10869

Dear Mr. Rosenthal:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin J. Kuhar

       Kevin J. Kuhar
       Accounting Branch Chief
       Office of Electronics and Machinery

cc: Jeffrey Reeser
   Snell & Wilmer